Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Verizon Plays Winning Hand in High-Stakes Bidding for MCI

After nearly three months of drama, the bidding for MCI came to a head May 2.

That’s when Verizon boosted our purchase offer to $26 a share. MCI’s board then declared Verizon’s revised bid “superior” to one valued at $30 a share by Qwest, which dropped out of the bidding process a short time later.

It was the third time that MCI’s board had endorsed a bid from Verizon over one from Qwest.

In a press release, MCI Chairman Nicholas Katzenbach said, “From the standpoint of risk versus reward, Verizon’s revised offer presents MCI with a stronger, superior choice. Shareholders receive enhanced value with greater assurance that the transaction will create additional shareholder value.”

MCI said its board had considered many factors in comparing financial terms of the Verizon and Qwest offers, including the competitive position of a combined Verizon/MCI versus a combined Qwest/MCI; the increasing need for scale and comprehensive wireless capabilities; Qwest’s liabilities and the associated risks; synergies; relative strengths of Verizon’s and Qwest’s capital structures (finances); capacity and commitment to invest in new capabilities; and ensuring the confidence of MCI’s large enterprise and government customers.

In addition, MCI said a large number of the company’s most important business customers had indicated they preferred a transaction between MCI and Verizon rather than a transaction between MCI and Qwest.

MCI also said that as customers’ contracts came up for renewal, a number of them had requested the right to terminate their arrangements with MCI in the event of a Qwest transaction.

In response, Verizon Chairman and CEO Ivan Seidenberg said, “Verizon is committed to a business plan for MCI that will achieve cost savings in an orderly fashion while maintaining the integrity and scope of MCI’s services. We believe Verizon’s commitment to build upon MCI’s strengths will effectively address the concerns expressed by MCI’s customers.

“We believe Verizon shareholders will benefit from the merger because it will enable us to rapidly and cost-effectively accelerate our enterprise strategy and be a leading competitor in this important market,” Seidenberg said.

Under the amended deal, each MCI share would be exchanged for cash and Verizon stock worth at least $26.

The $8.5 billion transaction requires approval by MCI shareholders and federal and state regulators. The companies expect to complete the deal by year’s end.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on April 12, 2005, a proxy statement and prospectus on Form S-4 that contain important information about the proposed acquisition. These materials are not yet final and will be amended. Investors are urged to read the proxy statement and prospectus filed, and any other relevant materials filed by Verizon or MCI because they contain, or will contain, important information about Verizon, MCI and the proposed acquisition. The preliminary materials filed on April 12, 2005, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Investors are urged to read the proxy statement and prospectus and the other relevant materials when such other materials become available before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.